UBS ALTERNATIVE AND QUANTITATIVE INVESTMENTS LLC
677 WASHINGTON BOULEVARD
STAMFORD, CONNECTICUT 06901

March 12, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	Rule 17g-1 Fidelity Bond Filing for the following
investment companies (each a "Fund" and, collectively, the "Funds"):

O'Connor Fund of Funds: Equity Opportunity LLC (SEC File No. 811-10527)
O'Connor Fund of Funds: Event LLC (SEC File Nos. 333-169562 and 811-10479)
O'Connor Fund of Funds: Long/Short Credit Strategies LLC (SEC File Nos. 333-172907 and 811-21117)
O'Connor Fund of Funds: Long/Short Strategies LLC (SEC File Nos. 333-172908 and 811-21195)
O'Connor Fund of Funds: Multi-Strategy (SEC File Nos. 333-170913 and 811-22500)
O'Connor Fund of Funds: Technology LLC (SEC File No. 811-21201)
UBS Eucalyptus Fund, L.L.C. (SEC File No. 811-09583)
UBS Juniper Crossover Fund, L.L.C. (SEC File No. 811-10113)
UBS Multi-Strat Fund, L.L.C. (SEC File Nos. 333-179806 and 811-21516)
UBS Willow Fund, L.L.C. (SEC File No. 811-09841)

Ladies and Gentlemen:

Enclosed for filing, pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended (the "1940 Act"), please find the following information with respect to the Funds:

1.           A copy of a joint Investment Company Bond issued by Vigilant Insurance Company (the "Bond"), which lists the Funds as insureds, as Exhibit 99-1.

2.           A certificate of the Funds' Principal Accounting Officer attesting to the authenticity and accuracy of resolutions adopted by the members of each Fund's Board of Directors (including those members who are not "interested persons," as defined in the 1940 Act, of the Funds) which authorize the purchase of a joint bond in a form and in an amount which is consistent with Rule 17g-1 under the 1940 Act, as Exhibit 99-2.

3.           The Bond premium has been paid for the coverage period from February 15, 2012 to February 15, 2013, and the Bond is written for a $5,600,000 limit of liability.  Had each Fund not been named as an insured under the Bond, each of the Funds would have provided and maintained a separate bond in an amount at least equal to the amount listed in Schedule A, attached hereto.

4.           A copy of the agreement between the Funds and all of the other named insureds relating to the Bond entered into pursuant to paragraph (f) of Rule 17g-1, as Exhibit 99-3.

Very truly yours,

/s/ Robert F. Aufenanger
Robert F. Aufenanger

Schedule A

Fund	Single Insured Bond Coverage

O'Connor Fund of Funds: Equity Opportunity LLC	$525,000

O'Connor Fund of Funds: Event LLC	$525,000

O'Connor Fund of Funds: Long/Short Credit Strategies LLC	$750,000

O'Connor Fund of Funds: Long/Short Strategies LLC	$750,000

O'Connor Fund of Funds: Multi-Strategy	$600,000

O'Connor Fund of Funds: Technology LLC	$600,000

UBS Eucalyptus Fund, L.L.C.	$525,000

UBS Juniper Crossover Fund, L.L.C.	$250,000

UBS Multi-Strat Fund, L.L.C.	$525,000

UBS Willow Fund, L.L.C.	$525,000